Exhibit 99.1

Tiziana Life Sciences plc Invites You to Join Us at the Q3 Virtual Investor Summit

NEW YORK & LONDON, August 16, 2021 - Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, neurology, inflammation and infectious diseases, announces today that Dr. Kunwar Shailubhai, CEO & CSO will be attending the Q3 Virtual Investor Summit.

Event	Q3 Investor Summit
Date	August 17-18th, 2021
Presentation	August 18th at 3.30pm ET
Location	https://zoom.us/webinar/register/WN_Az9VTw1QRr6aESxsPWSloQ

About Tiziana Life Sciences plc

Tiziana Life Sciences plc (NASDAQ: TLSA) (LSE: TILS) is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib (a CDK inhibitor being developed in oncology), the Company is also developing Foralumab in COVID-19, multiple sclerosis, and Crohn’s Disease. Foralumab is the only second generation fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammatory pulmonary diseases.

For further information:

Tiziana Life Sciences plc
Kunwar Shailubhai
02074952379
info@tizianalifesciences.com

About the Investor Summit

The Investor Summit is an exclusive, independent conference dedicated to connecting smallcap and microcap companies with qualified investors. The Q3 Investor Summit will take place virtually, featuring 80+ companies and over 800 investors, consisting of institutional investors, family offices, and private wealth.

To request complimentary investor registration: please click here: Complimentary Investor Registration

Contact:

Sasha Murray at sasha@investorsummitgroup.com